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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number [0-24015]

                           NOTIFICATION OF LATE FILING

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
(Check One): /X/ Form 10-K     / / Form 11-K       / / Form 20-F     / / Form 10-Q       / / Form N-SAR

         For Period Ended:          October 31, 1999

                          -------------------------------

   / /   Transition Report on Form 10-K                 / /   Transition Report on Form 10-Q
   / /   Transition Report on Form 20-F                 / /   Transition Report on Form N-SAR
   / /   Transition Report on Form 11-K

         For the Transition Period Ended:
                                          --------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Dunn Computer Corporation
                          ------------------------------------------------------

Former name if applicable           Not Applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)
                           1306 Squire Court
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City, state and zip code   Sterling, Virginia 20166
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
   /X/ thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or

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                      portion thereof will be filed on or before the fifth
                      calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Dunn Computer Corporation (the "Company") is awaiting certain third party information that is necessary to prepare its financial statements in accordance with generally accepted accounting principles. The Company anticipates receiving the required information and filing its Form 10K within the next 15 days.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

   Kevin M. Murphy                           (703)             450-0400
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        (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). \X\ Yes   \  \ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof? \X\ Yes   \  \ No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Dunn Computer Corporation
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     February 1, 2000           By:
         ----------------              -----------------------------------------
                                       Thomas P. Dunne
                                       Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      -3-

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Securities and Exchange Commission
Form 12-25
Commission File No. 0-22263
Notification of Late Filing
Attachment for Part IV (3) Change in Results of Operations

The Company anticipates a significant change in results of operations for fiscal 1999 as compared to fiscal 1998. The Company reported net income of $979,921 ($.13 per share) in 1998. Although the Company's audited financial statements as of October 31, 1999 and for the year then ended are not yet complete, the Company expects to report a net loss of $33,607,145 for fiscal 1999, and the net loss per share for 1999 is expected to be approximately $3.57.

The change in operating results is due to several factors, the two most significant being the early termination of the U.S Air Force contract in May 1999 and the 12-month delay with a contract for the Puerto Rican Government which was ultimately awarded to the Company in January 2000. The Company had anticipated fiscal year 1999 revenues from these contracts to be approximately $50 million. Without these contracts, substantial costs were incurred to adjust and reorganize the business infrastructure accordingly.

In addition, the Company incurred significant costs in fiscal year 1999, regarding legacy issues associated with prior year acquisitions. A considerable amount of time and resources were committed towards the resolution of certain legal and operational issues. In September 1999, a former employee was awarded approximately $1.7 million relating to an employment agreement executed in conjunction with a prior acquisition. While no settlement has yet been reached, the Company has properly accrued for the entire loss in fiscal year 1999.

The Company believes that these items are one time events that contributed to the significant change in operating results. A description of these items as well as the overall financial results will be included in the Form 10K.


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